                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)*

                         CHADMOORE WIRELESS GROUP, INC.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   157259 10 2
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                               New York, NY 10178
                             Tel. No.: 212-309-6000
   --------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 11, 2002
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on following pages)



                           (Page 1 of 11 Pages)


--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  157259 10 2                 13D                  Page 2 of 11 Pages

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Recovery Equity Investors II, L.P.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                        (b) /X/
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   N/A
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                     |_|
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER
                                       8,854,662
           NUMBER OF             ----------------------------------------------
            SHARES               8  SHARED VOTING POWER1/
         BENEFICIALLY                  0
           OWNED BY              ----------------------------------------------
             EACH                9  SOLE DISPOSITIVE POWER1/
           REPORTING                   8,854,662
          PERSON WITH            ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1/

    8,854,662
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
-------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------
1/ Since Chadmoore Wireless Group, Inc., a dissolved Colorado corporation - 2002 ("Chadmoore"), has closed its share transfer records, Recovery Equity Investors II, L.P. ("REI") is no longer able to acquire shares of Common Stock of Chadmoore under the Eleven Year Warrant and the Five and One-Half Year Warrant and with respect to the 525,000 shares which were issuable to REI on account of issuances of Common Stock to the holders of one of Chadmoore's subsidiaries. Accordingly, these shares are not included in the number of shares set forth in rows 7 and 9 above. See Item 6 herein for a description of REI's proportional interest in liquidating distributions made by Chadmoore.

CUSIP No.  157259 10 2                 13D                  Page 3 of 11 Pages

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Recovery Equity Partners II, L.P.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                        (b) /X/
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   N/A
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                     |_|
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER
                                       8,854,662
           NUMBER OF             ----------------------------------------------
            SHARES               8  SHARED VOTING POWER1/
         BENEFICIALLY                  0
           OWNED BY              ----------------------------------------------
             EACH                9  SOLE DISPOSITIVE POWER1/
           REPORTING                   8,854,662
          PERSON WITH            ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1/

    8,854,662
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
-------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------
1/ Since Chadmoore Wireless Group, Inc., a dissolved Colorado corporation - 2002 ("Chadmoore"), has closed its share transfer records, Recovery Equity Investors II, L.P. ("REI") is no longer able to acquire shares of Common Stock of Chadmoore under the Eleven Year Warrant and the Five and One-Half Year Warrant and with respect to the 525,000 shares which were issuable to REI on account of issuances of Common Stock to the holders of one of Chadmoore's subsidiaries. Accordingly, these shares are not included in the number of shares set forth in rows 7 and 9 above. See Item 6 herein for a description of REI's proportional interest in liquidating distributions made by Chadmoore.

CUSIP No.  157259 10 2                 13D                  Page 4 of 11 Pages

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Joseph James Finn-Egan
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                        (b) /X/
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   N/A
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                     |_|
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States citizen
-------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER
                                       0
           NUMBER OF             ----------------------------------------------
            SHARES               8  SHARED VOTING POWER1/, 2/
         BENEFICIALLY                  8,854,662
           OWNED BY              ----------------------------------------------
             EACH                9  SOLE DISPOSITIVE POWER1/
           REPORTING                   0
          PERSON WITH            ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER1/, 2/
                                       8,854,662
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1/, 2/

    8,854,662
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------
1/ Since Chadmoore Wireless Group, Inc., a dissolved Colorado corporation - 2002 ("Chadmoore"), has closed its share transfer records, Recovery Equity Investors II, L.P. ("REI") is no longer able to acquire shares of Common Stock of Chadmoore under the Eleven Year Warrant and the Five and One-Half Year Warrant and with respect to the 525,000 shares which were issuable to REI on account of issuances of Common Stock to the holders of one of Chadmoore's subsidiaries. Accordingly, these shares are not included in the number of shares set forth in rows 8 and 10 above. See Item 6 herein for a description of REI's proportional interest in liquidating distributions made by Chadmoore.

2/ Joseph James Finn-Egan and Jeffrey A. Lipkin share voting and dispositive power over these shares in their capacity as sole general partners of Recovery Equity Partners II, L.P., which in turn is the sole general partner of REI.

CUSIP No.  157259 10 2                 13D                  Page 5 of 11 Pages

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Jeffrey A. Lipkin
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) |_|
                                                                        (b) /X/
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   N/A
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                     |_|
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States citizen
-------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER
                                       0
           NUMBER OF             ----------------------------------------------
            SHARES               8  SHARED VOTING POWER1/, 2/
         BENEFICIALLY                  8,854,662
           OWNED BY              ----------------------------------------------
             EACH                9  SOLE DISPOSITIVE POWER1/
           REPORTING                   0
          PERSON WITH            ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER1/, 2/
                                       8,854,662
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1/, 2/

    8,854,662
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         |_|
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.5%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


---------------

1/ Since Chadmoore Wireless Group, Inc., a dissolved Colorado corporation - 2002 ("Chadmoore"), has closed its share transfer records, Recovery Equity Investors II, L.P. ("REI") is no longer able to acquire shares of Common Stock of Chadmoore under the Eleven-Year Warrant and the Five and One-Half Year Warrant and with respect to the 525,000 shares which were issuable to REI on account of issuances of Common Stock to the holders of one of Chadmoore's subsidiaries. Accordingly, these shares are not included in the number of shares set forth in rows 8 and 10 above. See Item 6 herein for a description of REI's proportional interest in liquidating distributions made by Chadmoore.

2/ Joseph James Finn-Egan and Jeffrey A. Lipkin share voting and dispositive power over these shares in their capacity as sole general partners of Recovery Equity Partners II, L.P., which in turn is the sole general partner of REI.

            This Amendment No. 4 relates to a Schedule 13D filed on May 13, 1998, as amended by Amendment No. 1 thereto filed on August 30, 2000, Amendment No. 2 thereto filed on December 4, 2001 and Amendment 3 thereto filed on May 8, 2002 (as so amended, the "Schedule 13D"), which relates to the common stock, par value of $0.001 per share (the "Common Stock"), of Chadmoore Wireless Group, Inc., a dissolved Colorado corporation - 2002 ("Chadmoore"). Information in the Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 4. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D. Items 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

            ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The information set forth in rows 7-13 of the four cover sheets filed herewith is hereby incorporated by reference in this item 5, and amends and supplements the information heretofore contained in parts (a) and (b) of these Items.

            ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            REI is the beneficial owner of 8,854,662 shares of Common Stock, which is 18.5% of the outstanding shares of Common Stock of Chadmoore (based upon 47,736,006 shares of Common Stock outstanding as of May 13, 2002, as reported by Chadmoore in its Form 10-QSB for the quarter ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002).

            Articles of Dissolution were filed for Chadmoore with the Colorado Secretary of State on February 23, 2002 and Chadmoore instructed its transfer agent to close Chadmoore's share transfer records and to no longer recognize or record any transfers of Common Stock.

            As contemplated by the Plan of Liquidation and the Amended Letter Agreement, as amended on December 12, 2001 (the "Amendment to the Amended Letter Agreement"), REI and Chadmoore have agreed upon the number of shares of Common Stock that would have been acquirable under the Five and One-Half Year Warrant and the Eleven Year Warrant. Pursuant to a Letter Agreement, dated July 11, 2002 (the "Distribution Letter Agreement") between Chadmoore and REI, in calculating REI's proportional interest in any liquidating distribution by Chadmoore, REI will be deemed to be the holder of the 19,322,951 shares that would have been acquirable under the Five and One-Half Year Warrant and the Eleven Year Warrant and the 525,000 shares of Common Stock issuable to REI on account of issuances of Common Stock to the holders of one of Chadmoore's subsidiaries, in addition to the 8,854,662 shares of Common Stock currently registered in REI's name on the stock records of Chadmoore. REI will be entitled to receive approximately 41.7% of any liquidating distribution made by Chadmoore.

            Copies of the Amendment to the Amended Letter Agreement and the Distribution Letter Agreement are attached hereto as Exhibits 1 and 2, respectively, and the foregoing descriptions of each such document are subject to and qualified in their entirety by reference to each such document.

            ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following are filed as Exhibits to this Amendment No. 4 to and, accordingly, are Exhibits to the Schedule 13D as amended by this Amendment No. 4:

            Exhibit 1: Amendment to the Amended Letter Agreement, dated as of December 12, 2001, by and between Chadmoore and REI.

            Exhibit 2: Letter Agreement, dated as of July 11, 2002, by and between Chadmoore and REI.

                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated:  July 17, 2002

                                    RECOVERY EQUITY INVESTORS II, L.P.

                                    By:  RECOVERY EQUITY PARTNERS II, L.P.,
                                          its General Partner


                                          By: /s/ Joseph J. Finn-Egan
                                             ---------------------------
                                          Name:  Joseph J. Finn-Egan
                                          Title: General Partner


                                          By: /s/ Jeffrey A. Lipkin
                                             ----------------------------
                                          Name:  Jeffrey A. Lipkin
                                          Title: General Partner

                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated:  July 17, 2002

                                          RECOVERY EQUITY PARTNERS II, L.P.


                                          By: /s/ Joseph J. Finn-Egan
                                             -------------------------------
                                          Name:  Joseph J. Finn-Egan
                                          Title: General Partner


                                          By: /s/ Jeffrey A. Lipkin
                                             -------------------------------
                                          Name:  Jeffrey A. Lipkin
                                          Title: General Partner

                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Jeffrey A. Lipkin.

Dated:  July 17, 2002

                                          By: /s/ Joseph J. Finn-Egan
                                             -------------------------------
                                          Name:  Joseph J. Finn-Egan

                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Joseph J. Finn-Egan.

Dated:  July 17, 2002

                                          By: /s/ Jeffrey A. Lipkin
                                             -------------------------------
                                          Name:  Jeffrey A. Lipkin

                              EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
-----------    -----------
Exhibit 1:     Amendment to the Amended Letter Agreement, dated as of
               December 12, 2001, by and between Chadmoore and REI.

Exhibit 2:     Letter Agreement, dated as of July 11, 2002, by and between
               Chadmoore and REI.